                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. )

                   Under the Securities Exchange Act of 1934*

                               EXIDE TECHNOLOGIES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    302051206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Richard D. Holahan, Esq.
                            Assistant General Counsel
                            Soros Fund Management LLC
                               888 Seventh Avenue
                                   33rd Floor
                            New York, New York 10106
                                 (212) 262-6300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                December 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-(1)(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 10
                         Exhibit Index Appears on Page 9

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 302051206                                          Page 2 of 10 pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Soros Fund Management LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (
             See Instructions)                                          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             AF
--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,522,300
      NUMBER OF
        SHARES              ---------------------------------------------------
     BENEFICIALLY           8      SHARED VOTING POWER
       OWNED BY
         EACH                      0
       REPORTING            ---------------------------------------------------
      PERSON WITH           9      SOLE DISPOSITIVE POWER

                                   1,522,300
                            ---------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,522,300
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                           / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO, IA
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP NO. 302051206                                          Page 3 of 10 pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (
             See Instructions)                                          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             AF
--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,522,300
      NUMBER OF
        SHARES              ---------------------------------------------------
     BENEFICIALLY           8      SHARED VOTING POWER
       OWNED BY
         EACH                      0
       REPORTING            ---------------------------------------------------
      PERSON WITH           9      SOLE DISPOSITIVE POWER

                                   1,522,300
                            ---------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,522,300
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                           / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IA
--------------------------------------------------------------------------------

                  This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of Exide Technologies, a Delaware corporation (the "Issuer"). The Statement is being filed on behalf of the Reporting Persons (as defined below).

                  The Reporting Persons filed a statement on Schedule 13G on November 16, 2004 to report the acquisition of Shares which are the subject of this Schedule 13D, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares, and are filing this Statement because, in connection with their ongoing evaluation of the investment in the Issuer and their options with respect to such investment, they have decided to seek to meet with the board of directors and/or members of senior management of the Issuer to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.

ITEM 1.  SECURITY AND ISSUER

                  The Statement relates to the Shares of the Issuer. The principal executive offices of the Issuer are located at Crossroads Corporate Center, 3150 Brunswick Pike, Suite 230, Lawrenceville, New Jersey 08648.

ITEM 2.  IDENTITY AND BACKGROUND

                  The Statement is being filed on behalf of (1) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), and (2) George Soros, a United States citizen. SFM LLC and Mr. Soros are sometimes collectively referred to herein as the "Reporting Persons." SFM LLC serves, pursuant to contract, as the principal investment manager to several foreign investment companies. The principal offices of SFM LLC are located at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal occupation of Mr. Soros is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal offices. Mr. Soros is the sole member of SFM LLC.

                  The Shares which are the subject of this Statement are held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

                  Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the account of Quantum Partners.

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

                  During the last five years, none of the Reporting Persons and, to the knowledge of such Reporting Persons', no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

                  Of the 1,522,300 Shares acquired for the account of Quantum Partners, 933,378 of such Shares were acquired on April 21, 2004 pursuant to a plan of reorganization of the Issuer, a copy of which is incorporated by reference hereto as Exhibit C, in exchange for certain indebtedness of the Issuer held by Quantum Partners. Quantum Partners acquired such indebtedness from one or more third parties for a net price of approximately $24,593,175.60. Quantum Partners expended an aggregate of approximately $7,537,272 (including brokerage commissions, if any) to purchase the remaining 588,922 Shares held by them.

                  Quantum Partners may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  PURPOSE OF TRANSACTION

                  The Reporting Persons acquired the Shares for investment purposes. The purchases were made in the ordinary course of business, and, consistent with the investment purpose, the Reporting Persons may make, or cause, further acquisitions of Shares from time to time and may dispose of, or cause to be disposed, any or all of the Shares held by it at any time.

                  The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons intend to seek to meet with the board of directors and/or members of senior management to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of such discussions, the Reporting Persons may suggest changes in the strategic direction of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including: changes in the composition of the Issuer's board of directors or management, changes to the Issuer's certificate of incorporation or bylaws, restructuring the Issuer's capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

                  Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 1,522,300 Shares held for the account of Quantum Partners. Such shares represent approximately 6.3% of the issued and outstanding Shares.

                  (b) (i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 1,522,300 Shares held for the account of Quantum Partners.

                      (ii) Mr. Soros, by virtue of his position with SFM LLC, may be deemed to have the sole power to direct the voting and disposition of the 1,522,300 Shares held for the account of Quantum Partners.

                  (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter purchases for the account of Quantum Partners.

                  (d) The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A: Joint Filing Agreement by and among the Reporting Persons.

                  Exhibit B: Power of Attorney, dated as of October 30, 2002, granted by Mr. George Soros in favor of Armando T. Belly, John F. Brown, Jodye Anzalotta, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros (incorporated by reference to the Schedule 13G filed by the Reporting Persons on November 16, 2004).

                  Exhibit C: Joint Plan of Reorganization of the Official Committees of Unsecured Creditors and the Debtors, dated March 11, 2004 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on May 6, 2004).

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2004.



                                    SOROS FUND MANAGEMENT LLC



                                    By:  /s/  Richard D. Holahan, Jr.
                                       ---------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Assistant General Counsel


                                    GEORGE SOROS



                                    By:  /s/  Richard D. Holahan, Jr.
                                       ---------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                                                      Schedule I

----------------------------------------------------------------------------------------------------------
Date of Transaction            Shares Purchased    Price Per Share       Aggregate Price (including
-------------------            ----------------    ---------------       ---------------------------
                                                                                commissions)
----------------------------------------------------------------------------------------------------------
November 16, 2004                     50,000            $10.25                         $515,000.00
----------------------------------------------------------------------------------------------------------
November 16, 2004                    200,000            $10.40                       $2,090,000.00
----------------------------------------------------------------------------------------------------------
November 16, 2004                     15,000            $10.3867                       $155,950.50
----------------------------------------------------------------------------------------------------------
November 17, 2004                    100,000            $10.35                       $1,040,000.00
----------------------------------------------------------------------------------------------------------
November 17, 2004                     5,000             $10.34                          $51,950.00
----------------------------------------------------------------------------------------------------------

                                                                   EXHIBIT INDEX

Exhibit                                                                             Page
-------                                                                             ----

Exhibit A    Joint Filing Agreement, dated December 22, 2004, among Soros              10
             Fund Management LLC and George Soros.

Exhibit B    Power of Attorney, dated as of October 30, 2002, granted by Mr.          N/A
             George Soros in favor of Armando T. Belly, John F. Brown, Jodye
             Anzalotta, Maryann Canfield, Richard D. Holahan, Jr. and Robert
             Soros (incorporated by reference to the Schedule 13G filed by the Reporting Persons on November 16, 2004).

Exhibit C    Joint Plan of Reorganization of the Official                             N/A
             Committees of Unsecured Creditors and the Debtors,
             dated March 11, 2004 (incorporated by reference to the
             Issuer's Current Report on Form 8-K filed on May 6,
             2004).

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D dated December 22, 2004 with respect to the Common Stock of Exide Technologies is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

                  This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.


Dated:  December 22, 2004


                                    SOROS FUND MANAGEMENT LLC


                                    By:  /s/  Richard D. Holahan, Jr.
                                       ---------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Assistant General Counsel


                                    GEORGE SOROS


                                    By:  /s/  Richard D. Holahan, Jr.
                                       ---------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact